SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act 1934

Report on Form 6-K for the month of February 2006

Hellenic Telecommunications Organization S.A.

(Translation of Registrant's name into English)

99 Kifissias Avenue

GR 15181 Amaroussion

Athens, Greece

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No ____

Enclosures:

1. Press release dated: February 27, 2006

                              HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

ANNOUNCEMENT

OTE ANNOUNCES HIGHLIGHTS OF THREE-YEAR BUSINESS PLAN

Αthens, February 27, 2006 – Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today unveiled its 2006-2008 Business Plan. Highlights of the Plan were presented at a meeting with the financial community held in London, during which the Group’s 2005 results were also reviewed.

OTE’s three-year Business Plan focuses on returning the Group’s fixed-line operations to healthy financial performance through initiatives aimed at containing revenue erosion, boosting customer-loyalty and retention, and accelerating cost-cutting actions. While revenues of the Greek fixed-line activities are expected to decline by about 1.5% to 2.5% per year over the plan period, payroll and benefits should also drop by about 7% to 8% per year, and total operating expenses by about 5% to 7% per year over the plan period. As a result, Greek fixed-line Operating Income before Depreciation and Amortization margin (Under IFRS) should improve from mid-twenties levels (excluding VRP costs) in 2005, to mid-thirties levels in 2008.

OTE’s Business Plan also confirmed the outlook of Cosmote and Romtelecom, its two leading business units, and announced the development of initiatives aimed at strengthening Group values across its organization.

Panagis Vourloumis, OTE Chairman and CEO noted: “For the first time, we have developed a forward-looking framework for our Greek fixed-line activities that will enable all of us to measure our performance and chart our progress. This comes at a time when the entire telecoms industry is being revolutionized by new technologies making it particularly important to stay ahead of competition and to tighten our cost base. Our Business Plan will enable us to maintain a strict discipline in these areas over the next three years.”

The presentation documents in Greek and English, as well as a replay of the presentation are available on OTE’s IR website at www.ote.gr/engish/investorrelations and www.ote.gr/greek/investorrelations

About OTE

OTE Group is Greece's leading telecommunications organization and one of the pre-eminent players in Southeastern Europe, providing top-quality products and services to its customers. Apart from serving as a full service telecommunications group in the Greek telecoms market, OTE Group has also expanded during the last decade its geographical footprint  throughout South East Europe, acquiring stakes in the incumbent telecommunications companies of Romania, Serbia and Armenia, and establishing mobile operations in Albania, Bulgaria and the Former Yugoslav Republic of Macedonia.  At present, companies in which OTE Group has an equity interest, employ over 44,000 people in seven countries, and our portfolio of solutions ranges from fixed and mobile telephony to Internet applications, satellite, maritime communications and consultancy services.

Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE’s American Depository Receipts (ADR’s) represents ½ ordinary share. Additional Information is also available on http://www.ote.gr.

Contacts:

OTE:

Dimitris Tzelepis- Head of Investor Relations

Tel: +30 210 611 1574, Email: dtzelepis@ote.gr

Nikos Kallianis – Senior Financial Analyst, Investor Relations

Tel: +30 210 611 8167, Email: nkallianis@ote.gr

Daria Kozanoglou – Communications Officer, Investor Relations,

Tel:+30 210 611 1121, Email: nkozanoglou@ote.gr

Marilee Diamanti - IR Coordinator

Tel: +30 210 611 5070, Email: mdiamant@ote.gr

Christina Hadjigeorgiou-Financial Analyst

Tel: +30 210 611 1428, E-mail: cchatzigeo@ote.gr

Forward-looking statement

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hellenic Telecommunications Organization S.A.

Date: February 27, 2006

By: /s/ Iordanis Aivazis

-----------------------------------------

Name: Iordanis Aivazis

Title: Chief Financial Officer

End of Filing